Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-1 (No. 333-211915), Form S-1 (filed on April 15, 2019), Form S-3 (Nos. 333-198238 and 333-218581), and Form S-8 (Nos. 333-153642, 333-186722, 333-193663, 333-208106, and 333-225971) of our report dated April 2, 2018, except for the reclassification adjustments applied to the 2017 financial statements as described under the heading Discontinued Operations in Note 2 as to which the date is April 15, 2019, relating to the 2017 consolidated financial statements of Real Goods Solar, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding going concern uncertainty), appearing in this Annual Report on Form 10-K for the year ended December 31, 2018.

/s/ Moss Adams LLP

Denver, Colorado
April 15, 2019